UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLEOPATRA INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185671104

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2010

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 185671104 Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YONGPING XU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) * (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	*
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,540,000
	8	SHARED VOTING POWER 2,087,500 (2)
	9	SOLE DISPOSITIVE POWER 27,540,000
	10	SHARED DISPOSITIVE POWER 2,087,500 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,627,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The shares were obtained pursuant to the transactions described in Item 3, below.

(2) Represents shares held by the Reporting Person’s spouse, as further described in Item 3, below.

(3) Based on 59,999,648 shares of common stock outstanding as reported by the issuer in Amendment No. 3 to its Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2011.

CUSIP No. 185671104 Page 3 of 5

Item 1.

 Security and Issuer.

Common stock of Cleopatra International Group, Inc. (the “Issuer”), with a principal place of business located at No. 12 YingChun Road, 9th Floor, HaiWaiLianYi Building, LuoHu District, Shenzhen City, Guangdong Province, the People’s Republic of China (the “PRC”).

Item 2.

Identity and Background.

This statement is filed on behalf of Yongping Xu (“Mr. Xu” or the “Reporting Person”).  The address of the Reporting Person’s principal business is 12 YingChun Road, 9th Floor, HaiWaiLianYi Building, LuoHu District, Shenzhen City, Guangdong Province, PRC.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On June 24, 2010, pursuant to a share exchange agreement by and among the Issuer, Festive Lion Limited (“FLL”), and the shareholders of FLL (the “Shareholders”), the Issuer acquired 100% of equity ownership of FLL held by the Shareholders (the “FLL Shares”) in exchange for the issuance of 57,000,000 shares of the Issuer’s common stock (the “Exchange Shares”) in the aggregate, to the Shareholders, totaling 95% of the shares of common stock of the Issuer issued and outstanding after the closing of the transaction (the “Share Exchange”). Of the 57,000,000 shares of common stock issued to the Shareholders, 27,540,000 shares were issued to the Reporting Person and 2,087,500 shares were issued to Xiaoli Hong, the Reporting Person’s wife, both of whom were shareholders of FLL at the time of the Share Exchange.

Item 4.

Purpose of Transaction.

Prior to the Share Exchange, the Issuer was a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  As a result of the Share Exchange, the Issuer acquired FLL, a British Virgin Islands company that, through its operating subsidiaries in the PRC, is in the business of providing hair and beauty salon and spa services.  Pursuant to the share exchange agreement, the Reporting Person may be deemed to beneficially own an aggregate of 29,627,500 shares of common stock of the Issuer.

Item 5.

Interest in Securities of the Issuer.

a)

The Reporting Person is the direct beneficial owner of 27,540,000 shares of common stock of the Issuer and the indirect beneficial owner of 2,087,500 shares of common stock held by the Reporting Person’s wife, Xiaoli Hong. Together, the aggregate of 29,627,500 shares deemed to be beneficially owned by the Reporting Person represent 49.4% of the Issuer’s outstanding common stock.

b)

The Reporting Person may be deemed to have the sole power to vote and dispose of 27,540,000 shares of the Issuer’s common stock and shared power to vote and dispose of 2,087,500 shares of the Issuer’s common stock.

c)

The Reporting Person has not effected any transactions in the common stock of the Issuer in the past sixty days other than as reported herein.

d)

Not applicable.

e)

Not applicable.

CUSIP No. 185671104 Page 4 of 5

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.

Materials to be Filed as Exhibits.

10.1	Share Exchange Agreement, dated June 24, 2010, between Vibrosaun International, Inc. and Festive Lion Limited, as amended.*

*Incorporated by reference to the Current Report on Form 8-K/A filed by the Issuer with the SEC on September 16, 2010.

CUSIP No. 185671104 Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 8, 2011

/s/ Yongping Xu

Yongping Xu